Exhibit 2.1

AMENDMENT NO. 2 TO

CONTRIBUTION AND REDEMPTION AGREEMENT

This AMENDMENT NO. 2, dated as of January 11, 2012 (this “Amendment”), to the Contribution and Redemption Agreement, dated as of October 15, 2011, as amended (the “Contribution Agreement”), is made and entered into by and among Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of ETP (“ETP GP”), Heritage ETC, L.P., a Delaware limited partnership (“Contributor”), and AmeriGas Partners, L.P., a Delaware limited partnership (“Acquirer”).

ETP, ETP GP and Contributor are sometimes referred to individually in this Amendment as a “Contributor Party” and are sometimes collectively referred to in this Amendment as the “Contributor Parties.” Each of the parties to this Amendment is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Amendment are sometimes collectively referred to in this Amendment as the “Parties.”

R E C I T A L S

WHEREAS, the Parties are parties to the Contribution Agreement, pursuant to which, upon the terms and subject to the conditions set forth therein, Contributor will contribute to Acquirer, and Acquirer will acquire from Contributor, the Acquired Interests, and in exchange Acquirer will issue to ETP the Equity Consideration and the Cash Consideration; and

WHEREAS, the Parties wish to amend the Contribution Agreement as set forth in this Amendment.

WHEREAS, this Amendment is being done in accordance with the Decision and Order entered by the United States Federal Trade Commission in In the Matter of AmeriGas Propane L.P., Energy Transfer Partners, L.P., and Energy Transfer Partners GP, L.P. (the “Order”).

NOW, THEREFORE, in consideration of the foregoing and of the covenants and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree that, effective as of the date of this Amendment, the Contribution Agreement shall be amended as follows:

ARTICLE I

DEFINITIONS; REFERENCES

Section 1.1 Definitions; References. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Contribution Agreement, including any amendments to such terms pursuant to Section 2.14 of this Amendment. On and after the date hereof, each reference in the

Contribution Agreement to “this Agreement,” “herein,” “hereunder” or words of similar import shall mean and be a reference to the Contribution Agreement as amended by this Amendment. Each reference herein to “the date of this Amendment” shall refer to the date set forth above and, except as otherwise expressly provided in this Amendment, each reference in the Contribution Agreement to the “date of this Agreement” or “date hereof” or similar references shall refer to October 15, 2011.

ARTICLE II

AMENDMENTS

Section 2.1 Amendment to Section 5.5. Section 5.5 of the Contribution Agreement is hereby amended by replacing the first word “Subject” with “Except as otherwise contemplated in Section 5.29(e), subject”.

Section 2.2 Amendment to Section 5.10. Section 5.10 of the Contribution Agreement is hereby amended by (A) making the existing Section 5.10 subparagraph (a), (B) amending the references in existing Section 5.10 to “Section 5.10” to read “Section 5.10(a)” and (C) adding the following sentence at the end of that subsection: “Notwithstanding anything herein to the contrary, nothing in this Section 5.10 shall restrict or prevent any Contributor Party from soliciting for employment or hiring any employees associated with the Cylinder Exchange Business or Messrs. Steve Sheffield or Eric Beatty as contemplated by Section 5.29(e).” Also, Section 5.10 is hereby further amended by adding the following subparagraph (b):

“(b) From the date of this Amendment until the second (2nd) anniversary of the Contribution Closing Date, Acquirer shall not, and shall cause its Affiliates to not, solicit for employment or hire any Person who is currently an employee of HOLP or any of its Subsidiaries and becomes an employee of HPX in connection with the Carve Out Transaction (an “HPX Employee”), including an HPX Employee who becomes an employee of the initial purchaser of the Cylinder Exchange Business contemplated by

Section 5.29(e). The restrictions in this Section 5.10(b) regarding the prohibition on solicitations (as opposed to hires) shall not apply to (i) any solicitation by way of general advertising, including general solicitations in any local, regional or national newspapers or other publications or circulars or on internet sites or any search firm engagement which is not directed or focused on employees of HPX or any other Person that owns the Cylinder Exchange Business, as applicable, or (ii) the hiring of a person whose employment was terminated by his or her respective employer (or its Affiliates) and who was not solicited by the other Party (or its Affiliates) in violation of this Section 5.10(b).”

Section 2.3 Amendment to Section 5.29. A new Section 5.29(e) is hereby added to the Contribution Agreement, reading in its entirety as follows:

“Notwithstanding anything to the contrary in this Section 5.29 or elsewhere in this Agreement, immediately prior to the Contribution Closing, the Contributor Parties shall cause (A) HOLP to transfer, distribute and/or assign (the “Carve Out Transaction”) to Heritage Propane Express, LLC, a Delaware limited liability company and an indirect wholly-owned Subsidiary of ETP (“HPX”), all of HOLP’s rights, title and interest, in, to and under, all of the assets, including the transfer of all of the HPX Employees, constituting the Cylinder Exchange Business (the “Cylinder Exchange Assets”), as more specifically set forth on Schedule 5.29(e)(i), provided that the rights, titles and interests to be conveyed receive all Governmental Authorities consents, licenses, permits, waivers, approvals, authorizations or orders and (B) HPX to assume the liabilities of HOLP related to the Cylinder Exchange Assets to the extent specifically identified on Schedule 5.29(e)(ii) (the “Cylinder Exchange Liabilities”). The Contributor Parties agree to use their reasonable best efforts to obtain timely all authorizations, consents and approvals of all third parties necessary in connection with the consummation of the Carve Out Transaction and the sale of the Cylinder Exchange Business; provided, however, that any reasonable payments or reasonable consent fees paid to obtain such consents shall be included as Transaction Expenses in accordance with Section 5.29(e)(iii); provided, further, that the Contributor Parties will use reasonable best efforts to avoid having to pay any consent fees to obtain such consents. The Contributor Parties hereby represent that the Cylinder Exchange Assets, coupled with the services being provided under the Cylinder Exchange Transition Services Agreement, the leases being entered into pursuant to Section 5.29(e)(v) and the rights being granted under Section 5.17(f), constitute all the assets, properties and rights that are currently being used by the Cylinder Exchange Business and that are necessary to conduct the Cylinder Exchange Business after the Carve Out Transaction in the same manner as it was being conducted prior to such time. If at any time after the Carve Out Transaction, the Parties discover that (i) HOLP is in possession of any asset constituting part of the Cylinder Exchange Business, Acquirer shall cause HOLP to immediately transfer such assets to HPX or (ii) HPX is in possession of any asset transferred to HPX as part of the Carve Out Transaction that does not constitute part of the Cylinder Exchange Business, the Contributor Parties shall cause HPX to immediately transfer such assets to HOLP.

(i) As promptly as practicable after the date hereof, the Contributor Parties shall and shall cause HPX to use their reasonable best efforts to sell the Cylinder Exchange Business to a third party in a lawful manner designed to achieve the best available cash purchase price. In furtherance of the foregoing, the Contributor Parties agree that reasonable best efforts to obtain the best available cash purchase price includes (A) preparing any financial statements relating to the Cylinder Exchange Business, including audited financial statements, that may be reasonably necessary to facilitate the sales process or are reasonably requested by the buyer of the Cylinder Exchange Business, (B) entering into agreements reasonably necessary to retain the key personnel who currently manage the Cylinder Exchange Business identified on Schedule 5.29(e)(iii), (C) using and engaging such internal and external personnel and resources as are reasonably necessary to facilitate the sales process, including a broker or outside counsel as necessary in the reasonable discretion of the Contributor Parties, and (D) soliciting potential buyers that the Contributor Parties, based on their experience, reasonably determine to be reasonably likely to be credible and interested buyers. The Contributor Parties shall, subject to compliance with applicable Law, keep Acquirer informed about the sales process and any negotiations in respect of the sale of the Cylinder Exchange Business and shall make reasonable efforts to consult with Acquirer and afford Acquirer a reasonable opportunity to participate in such sales process and any such negotiations; provided, however, that the Contributor Parties shall have the ultimate right to determine the price and the entity to which the Cylinder Exchange Business is sold. Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that the Contributor Parties shall not sell, and Acquirer shall not offer to buy from the

Contributor Parties, the Cylinder Exchange Business. In addition, the Contributor Parties will not permit any Person participating in the sales process to participate as a potential buyer of the Cylinder Exchange Business without first requiring such Person to (A) withdraw from the sales process and (B) obtain Acquirer’s prior consent.

(ii) The Purchase Price and the Cash Consideration shall be decreased by an amount equal to $40 million (the “Adjustment Amount”); provided, however, that upon the closing of the sale of the Cylinder Exchange Business (and later upon the final determination of any post-closing true up of working capital, net debt or other customary post-closing purchase price adjustments, if any, included in any definitive sale agreement with respect to the sale of the Cylinder Exchange Business), the Adjustment Amount shall be adjusted in accordance with Schedule 5.29(e)(iv). Unless otherwise required by applicable Law, the Parties agree to treat the Adjustment Amount (as adjusted in accordance with Schedule 5.29(e)(iv)) as an adjustment to the Purchase Price and the Cash Consideration for all purposes (including for all tax purposes).

(iii) Acquirer agrees to reimburse the Contribution Parties 50% of the amount of all fees and expenses (including (i) fees and expenses payable to any financial advisors, brokers, legal advisors and external accounting firms and (ii) the compensation, bonus payments and expenses payable to Steve Sheffield, Eric Beatty and the key employees of HPX as described on Schedule 5.29(e)(v)) payable in connection with the sale of the Cylinder Exchange Business (the “Transaction Expenses”), such 50% reimbursable portion not to exceed $1.5 million and such reimbursement amount to be paid to the Contributor not later than fifteen (15) Business Days after notice from the Contributor to Acquirer of the payment of any such Transaction Expenses. Acquirer agrees to reimburse Contributor for payments made by the Contributor Parties to the third party buyer of the Cylinder Exchange Business for damages suffered as a result of the Contributor Parties’ or HPX’s breach of usual and customary representations and warranties contained in any definitive sale agreement with respect to the sale of the Cylinder Exchange Business; provided, however, that Acquirer shall not be obligated to reimburse Contributor to the extent damages (x) were directly caused by the Contributor Parties’ or HPX’s failure to disclose (including by way of any disclosure schedule) to said third-party buyer any event, fact or circumstance actually known (after reasonable due inquiry) by the Contributor Parties or HPX, or (y) were not reasonably foreseeable by Acquirer due to any material inaccuracy in, or material omissions from, any of the Schedules or Annexes to this Agreement related to the Cylinder Exchange Business; provided, further, that any such reimbursement payments will be considered indemnifiable Losses under Section 8.1 (subject to the limitations on recovery for indemnifiable Losses in Section 8.3) to the extent the underlying cause giving rise to the indemnification obligation would have resulted in a breach under Article III of the Contribution Agreement for which Acquirer would have been entitled to indemnification under Article VIII of the Contribution Agreement had the Cylinder Exchange Business been transferred to Acquirer as of the Contribution Closing.

(iv) To enable the Cylinder Exchange Business to operate in substantially similar form to how it operated prior to the Carve Out Transaction, at or prior to the Contribution Closing, Acquirer and HPX will enter into a transition services agreement, in substantially the form attached hereto as Annex I (the “Cylinder Exchange Transition Services Agreement”), to provide HPX with certain transition services as set forth therein for a period of up to the later of

(A) twelve (12) months after the Contribution Closing or (B) if requested by a buyer of the Cylinder Exchange Business, six (6) months after the closing of the sale of the Cylinder Exchange Business; provided that the buyer of the Cylinder Exchange Business will have the option, at its discretion, to extend said period for an additional six (6) months, but in no event to exceed twenty-four (24) months in the aggregate, which services will be priced at Acquirer’s cost. Acquirer acknowledges that the Cylinder Exchange Transition Services Agreement will be assignable to the third party buyer of the Cylinder Exchange Business, if requested by said buyer. Acquirer agrees to cooperate in good faith to make reasonable modifications to the Cylinder Exchange Transition Services Agreement as may be requested by the Contributor Parties or the initial purchaser of the Cylinder Exchange Business.

(v) Prior to the Contribution Closing, the Contributor Parties shall cause HOLP and HPX to enter into such leases with HOLP as the lessor and HPX as the lessee, except with respect to the property in Centre, Alabama with respect to which HPX will be the lessor and HOLP will be the lessee, as are reasonably necessary in order to provide HPX access to the real property currently utilized in the operation of the Cylinder Exchange Business. Such leases shall (a) be for a term of twelve (12) months commencing upon the Carve Out Transaction; provided, however, that, at the option of the buyer of the Cylinder Exchange Business, such leases may be terminated or extended for a period of up to twelve (12) months after the closing of the sale of the Cylinder Exchange Business, (b) be for no rent so long as HPX or the initial purchaser of the Cylinder Exchange Business owns the Cylinder Exchange Business; for the avoidance of doubt, this clause (b) shall not apply to any lease that is assigned to HPX or the initial purchaser of the Cylinder Exchange Business in which case the assignee shall be responsible for the payment of any rent due under such lease, and (c) contain such other commercially reasonable terms as may be necessary or appropriate.

(vi) From the effective date of the Carve Out Transaction through the closing of the sale of the Cylinder Exchange Business, except as required by applicable Law, with respect to the Cylinder Exchange Business the Contributor Parties shall and shall cause HPX to (A) conduct the Cylinder Exchange Business and activities in the ordinary course of business consistent with past practice; (B) use reasonable best efforts to preserve intact its goodwill and relationships with customers, suppliers and others having business dealings with them; (C) use reasonable best efforts to keep available the services of the key employees; (D) make growth and maintenance capital expenditures (other than capital expenditures associated with purchases of any securities or ownership interests of, or acquisitions of assets of, or investments in, any Person) in the ordinary course of business consistent with past practice and the Propane Group Budget for the Cylinder Exchange Business; and (E) not take any action that would materially and adversely affect the ability of the Contributor Parties and HPX to effect the sale of the Cylinder Exchange Business in a manner designed to achieve the best available cash purchase price, be reasonably expected to prevent or materially delay the sale of the Cylinder Exchange Business or have a Material Adverse Effect on the Cylinder Exchange Business.”

(vii) The Contributor Parties agree to use (and cause HPX to use) reasonable best efforts to obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained and to make or cause to be made any filings with or notifications or submissions to any Governmental Authority that are necessary in order to sell the Cylinder Exchange Business on the terms set forth in this Section 5.29(e) and shall diligently and expeditiously prosecute such matters. Acquirer agrees, however, that with prior notice to and in consultation with Acquirer, the Contributor Parties and HPX may agree to sell the Cylinder Exchange Business on terms materially different than those set forth above if necessary to obtain any authorization, consent or approval of any Governmental Authority under any Regulatory Law that is required to consummate the sale of the Cylinder Exchange Business to a third party. The Contributor Parties agree to use (and cause HPX to use) reasonable best efforts to resist any effort by a Governmental Authority to alter the terms of sale specified in Section 5.29(e).

(viii) In the event the Contributor Parties fail to consummate the sale of the Cylinder Exchange Business within twelve months after the Contribution Closing, then (A) the provisions of this Section 5.29(e)(i), (iii), (vi) and (vii) with respect to the sale of the Cylinder Exchange Business shall terminate and (B) the obligations of each of the Contributor Parties and Acquirer hereunder, including any obligations to adjust the Adjustment Amount under Section 5.29(e)(ii) or to reimburse any Transaction Expenses under Section 5.29(e)(iii) shall cease; provided that, notwithstanding the foregoing, (a) any Transaction Expenses incurred prior to the first anniversary of the Contribution Closing shall be subject to the reimbursement obligation under Section 5.29(e)(iii) and (b) any services under the Cylinder Exchange Transition Services Agreement which by there terms survive beyond such twelve month period shall continue in accordance with the terms set forth in the Cylinder Exchange Transition Services Agreement. For the avoidance of doubt, the provisions of this Section 5.29(e)(viii) shall not in any way effect the Carve Out Transaction under this Section 5.29(e) or the adjustment to the Purchase Price and the Cash Consideration to account for the Adjustment Amount as contemplated by Section 5.29(e)(ii) without giving effect to the proviso set forth therein.”

Section 2.4 Amendment to Section 5.9(a). Section 5.9(a) of the Contribution Agreement is hereby amended by adding as the last sentence thereof the following: “Notwithstanding anything in the Agreement to the contrary, Acquirer acknowledges that any and all information provided or made available to it by the Contributor Parties (or their Representatives) before or after the Contribution Closing concerning the Cylinder Exchange Business will remain subject to the terms and conditions of such Confidentiality Agreement after the Contribution Closing.”

Section 2.5 Amendment to Section 5.9(b). Section 5.9(b) of the Contribution Agreement is hereby amended by adding as the last sentence thereof the following: “Notwithstanding anything in the Agreement to the contrary, Acquirer acknowledges that any and all information concerning the Cylinder Exchange Business shall not be subject to the limitations set forth in this Section 5.9(b).”

Section 2.6 Amendment to Section 5.29(a). Section 5.29(a) of the Contribution Agreement is hereby amended by adding as the last sentence thereof the following: “The amount of the Divestiture Cap shall be reduced by the revenue attributable to the Cylinder Exchange Business for the twelve (12) months ended June 30, 2011.”

Section 2.7 Amendment to Section 5.11. Section 5.11(a)(iv) of the Contribution Agreement is hereby amended in its entirety to read as follows: “owning or operating Propane Group Assets retained by an ETP Entity in connection with the exercise of the ETP Retention Option in accordance with Section 5.29(b) or in connection with the retention of the Cylinder Exchange Business in accordance with Section 5.29(e); provided, however, that such ETP Entity agrees to divest such Propane Group Assets (other than the Cylinder Exchange Business) retained by an ETP Entity within one (1) year of the Contribution Closing Date (or such lesser time that may be required pursuant to an order by a Governmental Authority under any Regulatory Law).”

Section 2.8 Amendment to Section 5.4. Section 5.4(e) of the Contribution Agreement is hereby amended in its entirety to read as follows: “Notwithstanding anything to the contrary in this Agreement, Acquirer shall have the right to direct all discussions, matters, proceedings or negotiations (collectively, the “Negotiations”) with any Governmental Authority or other Person regarding any of the transactions contemplated hereby, other than the Carve Out Transaction or Negotiations arising under ETP or ETP GP’s compliance with Sections II.C. or II.D of the Order, provided that (i) it shall keep the Contributor Parties informed about such Negotiations, shall make reasonable efforts to consult with the Contributor Parties and shall afford the Contributor Parties a reasonable opportunity to participate in the Negotiations; but (ii) prior to the issuance of a request for additional information and documentary material (“Second Request”), with specific respect to any Negotiations with the Federal Trade Commission (the “FTC”), Acquirer and the Contributor Parties shall jointly be responsible for directing all Negotiations, and all Parties shall keep the other informed about such Negotiations, shall consult with each other and shall include each other in any such Negotiations.”

Section 2.9 Amendment to Section 5.17. Section 5.17 of the Contribution Agreement is hereby amended to add the following clause (f):

“(f) HOLP hereby grants to HPX an exclusive royalty-free license to use the HPX Mark and a non-exclusive royalty-free license to use the Heritage Ancillary Marks in connection with the Cylinder Exchange Business during the Mark License Term. The “HPX Mark” shall mean the “HERITAGE PROPANE EXPRESS” mark, and the “Heritage Ancillary Marks” shall mean the HERITAGE PROPANE WITH FLAG mark and the RELATIONSHIPS MATTER mark, in each case as identified on Exhibit A to Schedule 3.13(a). The “Mark License Term” means the time period from the Contribution Closing Date until twelve (12) months after the closing of the sale of the Cylinder Exchange Business by the Contributor Parties. HPX agrees that all goods and services sold under the HPX Mark or the Heritage Ancillary Marks shall be of substantially the same quality as such goods and services sold in the Cylinder Exchange Business prior to the Carve Out Transaction. HPX agrees that, from and after the date of this Amendment, all goodwill that may accrue as a result of HPX’s use of the HPX Mark or the Heritage Ancillary Marks during the Mark License Term shall inure solely to HOLP. Upon the end of the Mark License Term, HPX shall cease all use of the HPX Mark and the Heritage Ancillary Marks in connection with its goods and services and the license granted pursuant to this Section 5.17(f) shall terminate. The license granted to HPX in this Section 5.17(f) shall be freely assignable and transferable by HPX with the sale of the Cylinder Exchange Business, provided that the purchaser of the Cylinder Exchange Business agrees to be bound by this provision. Acquirer agrees, for and on behalf of its Subsidiaries (including HOLP after the Contribution Closing Date), successors and assigns, that after the end of the Mark License Term, it shall promptly retire, and cease all use of, the HPX Mark and that Acquirer and its Subsidiaries (including HOLP after the Contribution Closing Date), successors and assigns shall never again use the HPX Mark in commerce. There will be no infringement of the HPX Mark or the Heritage Ancillary Marks by HPX or the purchaser of the Cylinder Exchange Business by the use of such marks on cylinders after the expiration of the Mark License Term provided that any such cylinders had already been delivered to cages at a customer of HPX or the purchaser of the Cylinder Exchange Business before the expiration of the Mark License Term.”

Section 2.10 Amendment to Section 2.4(b)(ii) and definition of “Purchase Price .” All references to “Section 5.29(c)” in Section 2.4(b)(ii) and the definition of “Purchase Price” in Exhibit A of the Contribution Agreement are hereby deleted and replaced with “Section 5.29.”

Section 2.11 Amendment to Section 2.4(a). A new Section 2.4(a)(x) is hereby added to the Contribution Agreement, reading in its entirety as follows: “Cylinder Exchange Transition Services Agreement. A counterpart of the Cylinder Exchange Transition Services Agreement, duly executed by HPX.”

Section 2.12 Amendment to Section 2.4(b). A new Section 2.4(b)(xiii) is hereby added to the Contribution Agreement, reading in its entirety as follows: “Cylinder Exchange Transition Services Agreement. A counterpart of the Cylinder Exchange Transition Services Agreement, duly executed by Acquirer.”

Section 2.13 Amendment to Section 10.4. Section 10.4 of the Contribution Agreement is hereby amended by adding clause (c) to the end of the second sentence to read as follows: “and (c) HPX and the Contributor Parties shall have the right to assign its rights under Sections 5.9(a), 5.10(b), 5.17(f) and 5.29(e) to the initial purchaser of the Cylinder Exchange Business without the prior consent of Acquirer.”

Section 2.14 Amendment to Exhibit A. Exhibit A to the Contribution Agreement is hereby amended by adding the following definitions in the appropriate alphabetical position:

“Cylinder Exchange Business” means HOLP’s business of preparing, distributing, marketing and selling 20-pound portable grill cylinders pre-filled with propane and collecting used 20-pound portable grill cylinders for refilling or disposal. As used in this definition, 20-pound portable grill cylinders refer to cylinders that are designed to meet U.S. Department of Transportation specifications and that are primarily used by consumers in barbeque grills.

“Order” means the Decision and Order entered by the United States Federal Trade Commission in In the Matter of AmeriGas Propane L.P., Energy Transfer Partners, L.P., and Energy Transfer Partners GP, L.P.

ARTICLE III

GENERAL PROVISIONS

Section 3.1 Effect on the Contribution Agreement. The Contribution Agreement shall remain in full force and effect and, as amended by this Amendment, is hereby ratified and affirmed in all respects.

Section 3.2 Facsimiles; Counterparts. This Amendment may be executed by facsimile signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Amendment may be executed in counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

Section 3.3 Governing Law; Jurisdiction. The provisions set forth in Article IX of the Contribution Agreement are incorporated herein by reference.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed by its respective duly authorized officers as of the date first above written.

CONTRIBUTOR PARTIES:

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason

Thomas P. Mason Vice President, General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason

Thomas P. Mason Vice President, General Counsel and Secretary

HERITAGE ETC, LP

By:	Heritage ETC GP, LLC, its general partner

By:	/s/ Thomas P. Mason

Thomas P. Mason
Vice President, General Counsel and Secretary

Signature Page to Amendment No. 2

Contribution Agreement

ACQUIRER:

AMERIGAS PARTNERS, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Eugene Bissell
Eugene Bissell President and CEO

Signature Page to Amendment No. 2

Contribution Agreement